FORM 8-A

                SECURITIES AND EXCHANGE COMMISSION

                      Washington D.C. 20549

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



             Southern Jersey Bancorp of Delaware, Inc.

      (Exact name of registrant as specified in its charter)



     Delaware                                   22-2983654
(State of incorporation or organization)  (I.R.S. Employer Identification No.)



53 South Laurel Street, Bridgeton, New Jersey                   08302
(Address of principal executive offices)                      (Zip Code)




Securities to be registered pursuant to Section 12(b) of the Act:

                               None

Securities to be registered pursuant to Section 12(g) of the Act:



                                           Name of each exchange on which
Title of each class to be registered       each class is to be registered


    Series A Preferred                               None
    Stock Purchase Rights

Item 1.    Description of Securities to be Registered:

    On April 11, 1996, the Board of Directors of Southern Jersey Bancorp of Delaware, Inc. (the "Company") pursuant to Section 26 of that certain Stockholder Rights Agreement dated November 30, 1989 (the "Agreement"), amended the Agreement to, among other things, extend the expiration date of the Rights subject to the Agreement to April 11, 2006, and to increase the purchase price of one one-hundredth of a share of Series A Preferred Stock, no par value, of the Company (the "Preferred Stock") from $70.00, to $90.00. Initially in November, 1989, the Company declared a dividend distribution of one Right for each outstanding share of common stock, $1.67 par value, of the Company (the "Common Stock") to stockholders of record at the close of business on November 30, 1989 (the "Record Date"). The amendment to the Agreement provides that each Right entitles the registered holder thereof to purchase from the Company following the Distribution Date, as defined below, one one-hundredth of a share of Preferred Stock at a Purchase Price of $90.00 subject to adjustment, or, upon the occurrence of certain events described below, Common Stock of the Company or common stock of an entity that acquires the Company. The description and terms of the Rights are set forth in the Amended Stockholder Rights Agreement (the "Rights Agreement"), dated April 11, 1996, between the Company and The Farmers and Merchants National Bank of Bridgeton, a national banking association, as the "Rights Agent."

    Currently, the Rights are attached to the Common Stock, and no separate Rights Certificates have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a "Person" (i.e., an individual, corporation, partnership, trust, or estate, etc.) or group of affiliated or associated Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"); or (ii) 10 days following the commencement of a tender offer or exchange offer that, if successful, would result in a Person becoming an Acquiring Person (unless such tender or exchange offer is predicated upon the redemption of the Rights). The foregoing does not apply to any employee stock ownership or other benefit plan or arrangement of the Company or any of its subsidiaries or to a Permitted Offer as defined in the Agreement. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferable with and only with such Common Stock certificates; (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

    The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 11, 2006, unless redeemed earlier by the Company as described below.

    As soon as is practical after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. After the Distribution Date, the Rights may be transferred independently from the Common Stock. Except as otherwise determined by the Board of Directors and except for Common Stock issued pursuant to the exercise of stock options, only shares of Common Stock issued or outstanding prior to the Distribution Date will be issued with Rights.

    In the event that, at any time following the Distribution Date,
(i) the Company is the surviving corporation in a merger with an Acquiring Person and the Company's Common Stock is not changed or exchanged; (ii) a Person becomes an Acquiring Person unless pursuant to a Permitted Offer (i.e. an offer that the Continuing Directors (as defined below) determine to be fair to and otherwise in the best interests of the Company and its stockholders); (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Agreement; or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise thereof and in lieu of Preferred Stock, Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to twice the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

    For example, at a Purchase Price of $90.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $180.00 of then-current market value of Common Stock (or other consideration, as noted above) for $90.00. Assuming that the Common Stock had a per share value of $40.00 at such time, the holder of each valid Right would be entitled to purchase 4.5 shares of Common Stock for $90.00.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that follows an offer described in Clause (ii) of the second preceding paragraph); or (ii) 50% or more of the Company's assets or earning power is sold or transferred to any Person other than a subsidiary of the Company, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof and in lieu of Preferred Stock, common stock of the acquiring Person having a value equal to twice the Purchase Price of the Right.

    The Purchase Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Preferred Stock; (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock; or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

    With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than integral multiples of one one-hundredth of a share) will be issued upon exercise of a Right, and in lieu thereof, payment in cash will be made for such fractional shares based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

    At any time prior to the earlier of April 11, 2006, or 10 days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock, or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. If no Continuing Directors remain in office, the Rights may be redeemed only upon the approval of (i) a majority of the holders of Common Stock; and (ii) the holders of at least 80% of the Common Stock held other than by an Acquiring Person. After the redemption period has expired, the Company's right of redemption may be reinstated if any Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of a majority of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

    The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an affiliate or associate of an Acquiring Person, or any representative of the foregoing entitles.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock, for Common Stock (or other consideration) of the Company, or for common stock of the acquiring entity as set forth above.

    Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Agreement may be amended by the Board (in certain circumstances, with the concurrence of a majority of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Agreement, provided, however, that no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

    A copy of the Agreement between the Company and the Rights Agent, specifying the terms of the Rights (which includes the following Exhibits: (i) the Certificate of Designation with respect to Series A Preferred Stock, specifying the terms of the Series A Preferred Shares; (ii) the Form of Rights Certificate; and
(iii) the Summary of the Rights to Purchase Series A Preferred Stock) is attached hereto as Exhibit 1 and incorporated herein by reference. The foregoing description of the Rights and the terms of the Series A Preferred Stock is qualified in its entirety by reference to the Rights.

Exhibits:

    1. Amended Stockholder Rights Agreement dated April 11, 1996, between the Company and the Rights Agent, which includes as Exhibit B thereto the form of Rights Certificate.

Signature

    Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.


Date:  July 30, 1996

                                       SOUTHERN JERSEY BANCORP
                                       OF DELAWARE, INC.



                                       /s/Clarence D. McCormick
                                       By:  Clarence D. McCormick
                                          Chairman of the Board and
                                          Chief Executive Officer




















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